OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mohawk Industries, Inc.
(Name of Issuer)
Shares of Common Stock, par value $.01 per share
(Title of Class of Securities)
608190104
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	608190104

1	NAMES OF REPORTING PERSONS Blavin & Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		Zero

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Zero

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Zero

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

CO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(B)

CUSIP No.	608190104

1	NAMES OF REPORTING PERSONS Paul W. Blavin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		Zero

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Zero

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Zero

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(B)

CUSIP No.	608190104

1	NAMES OF REPORTING PERSONS Michael Spalter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		Zero

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Zero

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Zero

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(B)

SCHEDULE 13G
This Amendment No. 1 to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Blavin & Company, Inc., a Delaware corporation (“BCI”), Mr. Paul W. Blavin and Mr. Michael Spalter, the principals of BCI (together, with BCI, “the Reporting Persons”), relating to shares of Common Stock of Mohawk Industries, Inc., a Delaware corporation (the “Issuer”).
This Schedule 13G is being filed to report that institutional clients for which BCI acts as investment adviser no longer own any shares of the Issuer’s Common Stock and as a result the Reporting Persons no longer beneficially own the Issuer’s Common Stock.
Item 1(a) Name of Issuer.
Mohawk Industries, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
160 South Industrial Blvd. Calhoun, GA 30701.
Item 2(a) Name of Person Filing.
Blavin & Company, Inc. (“BCI”), Paul W. Blavin, and Michael Spalter as principals for BCI.
Item 2(b) Address of Principal Business Office.
7025 N. Scottsdale Road, Suite 230, Scottsdale, Arizona 85253.
Item 2(c) Place of Organization.
BCI is a corporation organized under the laws of the State of Delaware. Paul W. Blavin and Michael Spalter are the principals of BCI and are United States citizens.
Item 2(d) Title of Class of Securities.
Common Stock, par value $.01 per share (the “Common Stock”).
Item 2(e) CUSIP Number.
608190104

Item 3 Reporting Person.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c). The person filing is not listed in Items 3(a) through 3(j).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box.
Item 4 Ownership.
The Reporting Persons own 0 shares of Common Stock.
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 1
Joint Filing Agreement dated February 17, 2009, between BCI, Paul W. Blavin and Michael Spalter.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009	BLAVIN & COMPANY, INC.
	By:	/s/ Paul Blavin
Paul W. Blavin
Chairman and Chief Executive Officer

/s/ Paul Blavin
Paul W. Blavin

/s/ Michael Spalter
Michael Spalter

EXHIBIT INDEX

Exhibit
No.	Description

Exhibit 1	Joint Filing Agreement dated February 17, 2009, between BCI, Paul W. Blavin and Michael Spalter.